UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Completion of a Series C Debenture and Series 1 Options Public Offering in Israel

Further to the announcement by Ellomay Capital Ltd. (the “Company”) on October 21, 2020 of the results of the classified and institutional bidding process for additional Series C Debentures and a new series of options to purchase the Company’s ordinary shares (the “Series 1 Options”), the Company hereby announces that the public bidding for units consisting of Series C Debentures and Series 1 Options was held on October 22, 2020.

Based on the public bidding process, the Company will issue an aggregate principal amount of NIS 154 million of its Series C Debentures and 385,000 Series 1 Options. The price per unit (each unit consists of NIS 2,000 par value Series C Debentures and 5 Series 1 Options) determined at the bidding process is NIS 2,132.

The immediate gross proceeds from the offering will be approximately NIS 164.2 million and the Company expects that the immediate net proceeds from the offering (net of offering expenses and commissions) will be approximately NIS 162.4 million (approximately $48.1 million). In the event all of the Series 1 Options will be exercised prior to their expiration date, the Company will receive additional gross proceeds of NIS 57.75 million.

For additional information concerning the Company’s Series C Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources” of the Company’s annual report on Form 20-F for the year ended December 31, 2019. Each Series 1 Option is exercisable into one Ordinary Share of the Company, NIS 10 par value per share, at an exercise price of NIS 150 (approximately $44.4), subject to customary adjustments. The Series 1 Options will be listed for trading on the Tel Aviv Stock Exchange and are valid through (and including) October 15, 2024.

The public offering described in this report was made in Israel only and not to U.S. persons. The Series C Debentures and Series 1 Options will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “will,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The actual conditions could lead to materially different outcome than that set forth above. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: October 26, 2020